Item 77 D - Insert

Scudder U.S. Government Securities Fund--N-SAR

At the March 2004 Board meeting, the Board of Trustees of the Scudder U.S. Government Securities Fund adopted a nonfundamental policy that 80% of the fund's net assets, plus the amount of any borrowings for investment purposes, will be invested in securities backed by the full faith and credit of the US government, including related repurchase agreements. .